            October 6, 2005

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Agilent Technologies, Inc.

Form 10-Q for the period ended July 31, 2004

Form 8-K dated August 15, 2005

File No. 001-15405

Dear Mr. Cascio:

We have reviewed the comments in your letter of September 22, 2005 related to the above-mentioned filings. With respect to each of the items in that letter, we provide the following responses:

1.	Note 14. Subsequent Events - page 14

With reference to the sale of the assets of our Semiconductor Products Group, we expect to file pro forma financial statements on Form 8-K in accordance with Article 11 of Regulation S-X within four days of the close of the transaction anticipated to be in the first quarter of fiscal 2006. In addition, we expect that the sale of our stake in the Lumileds joint venture will be material. Accordingly, we intend to file Form 8-K with the appropriate pro forma statements within four days of the close of this transaction. If the spin off of our System-on-a-chip and Memory Test business which is expected to take place sometime in 2006 is also determined to be material we will file an appropriate Form 8-K for this transaction also.

2.	Form 8-K dated August 15, 2005

We are aware of the Commission’s concern that the use of non-GAAP financial measures could be confusing to investors. We assume that the staff has objected to our tabular Statement of Operations that excludes some special charges out of concern that investors might believe the table to be a GAAP income statement. To address the staff’s concern, we propose to move the table out of the main part of the earnings release and place it at the end of the release where we include the reconciliations of GAAP and non-GAAP measures. It would be under a heading that would note it is non-GAAP and we

October 6, 2005

Brian Cascio, U.S. Securities & Exchange Commission

Page Two

would change the name of the table to “Non-GAAP Summary of Operations.” We believe that this would remove any possibility of confusion and would have the effect of providing an even more useful comparison and reconciliation between the GAAP and non-GAAP financial measures.

We agree in future filings on Form 8-K to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-X for each non-GAAP measure presented in the statement. Our sample proposed disclosure for adjusted net income is attached to this letter as Appendix A.

We acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact me (650/752-5070), Craig Nordlund, SVP, General Counsel & Secretary, (650/752-5080) or David Cooper, SVP Finance & Treasury, (650/752-5065).

Sincerely,

/s/ Adrian T. Dillon
Adrian T. Dillon
Executive Vice President
Finance and Administration, Chief Financial Officer

APPENDIX A

(To be included in future earnings release tables furnished on Form 8-K)

NON-GAAP PERFORMANCE MEASURES

We provide adjusted net income and adjusted diluted net income per share amounts in order to provide meaningful supplemental information regarding our operational performance and our prospects for the future. In the calculation of these non-GAAP performance measures, we exclude primarily the impacts of restructuring and asset impairment charges as well as gains and losses from the sale of investments and disposals of businesses together with their tax effects. The effect of this is to create a supplemental measure that excludes the impact of the sale of our businesses and investments, from the results of the sales of our products. Some of the exclusions, such as impairments, may be beyond the control of management. Further, some may be less predictable than revenue derived from our core businesses (the day to day business of selling our products and services).

Our management uses non-GAAP measures to evaluate the performance of our core businesses, to estimate future core performance and to compensate employees. Since management finds this measure to be useful, we believe that our investors benefit from seeing our results “through the eyes” of management in addition to seeing our GAAP results. This information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

Our management recognizes that items such as restructuring charges and sales of investments can have a material impact on our cash flows and net income. Our GAAP financial statements including our statement of cash flows portray those effects. Although we believe it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to us for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management (and investors) should rely upon the GAAP income statement. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

Readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, GAAP financial measures. They should be read in conjunction with the GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.